Ballard Power Systems Inc.

News Release

Ballard Reports Strong 2010 Results and Provides 2011 Outlook

•	Strong growth – revenue up 39%, product shipments up 104%, order book up 54%

•	Major progress towards profitability – improvements of 33% in Adjusted EBITDA[1] & 30% in cash flow from operations

For Immediate Release – February 1, 2011

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) today announced preliminary results for the year ended December 31, 2010 and provided an outlook for 2011. All results are unaudited and amounts are in U.S. dollars, unless otherwise noted.

John Sheridan, President and CEO said, “Ballard delivered strong results in 2010, with 39% revenue growth and major progress towards profitability, while maintaining a solid liquidity position with cash reserves of $74.4 million.” He added, “This performance provides a clear validation of our strategic transformation over the past three years and is further evidence of the bullish growth prospects for clean energy fuel cell products.”

Key 2010 Results

Preliminary Financial (Unaudited)

•	Revenue of $65.0 million for the full year, representing growth of 39% and meeting guidance.

•	Gross margin for the full year of 16%, compared with 13% in 2009.

•	Adjusted EBITDA[1] of ($26.0) million for the full year, an improvement of 33% over 2009.

•	Cash flow from operations of ($29.3) million for the full year, representing a decline of 9% over 2009.

•	On a comparable year-over-year basis, excluding Dantherm Power’s cash loss of $6.2 million and negative foreign exchange impacts of approximately $4.0 million, cash flow from operations was ($19.1) million, an improvement of 30% over 2009, meeting guidance.

•	Cash reserves of $74.4 million, with no bank debt.

Ballard expects to release audited 2010 financial results in early March 2011.

Growth

• •
Fuel cell stack shipments of 3,014 for the full year, representing growth of 104%.
oBackup power shipments grew 40% to 1,716 fuel cell stacks.
oMaterial handling shipments grew 6-fold to 1,100 fuel cell stacks.
 Of the Company’s six growth milestones for 2010, four were met or exceeded and two were not achieved:

•	Booked the first CLEARgenTM distributed generation system sale utilizing by-product hydrogen – milestone was met with K2 Pure Solutions.

•	Delivered a 1 megawatt CLEARgenTM system to FirstEnergy Generation Corp. in Ohio – met in November.

•	Deployed Dantherm Power backup power systems in one major new network – met with Wind Mobile.

•	Grow the volume of stack shipments in material handling, in line with Plug Power’s 2010 shipment target – exceeded with a 6-fold increase to 1,100 units.

•	The milestone to book contracts in support of the deployment of 25 fuel cell buses was not achieved. The Company booked contracts in support of 19 buses.

•	The milestone to begin shipments of Ballard’s fuel cell stacks for deployment of IdaTech’s reformate-based supplemental power systems for the India telecoms market was not achieved. However, IdaTech began shipping its new generation methanol-fueled product, powered by Ballard’s FCgen®-1020ACS, to other Asian markets in December.

•	Beyond these growth milestones, Ballard posted the following key market achievements:

•	Backup Power – established a direct channel to this market with acquisition of a controlling interest in Denmark-based Dantherm Power.

•	Distributed Generation – signed the Company’s first FCgen®-1300 stack supply agreement, for a one-megawatt system in Singapore.

•	Bus – signed bus module supply agreements for zero-emission fuel cell buses in London and Brazil and was selected by the US FTA to power buses under the US National Fuel Cell Bus Program.

•	Material Handling - extended the supply agreement with Plug Power under a mutually exclusive relationship for the North American market through 2014.

•	Increased the twelve-month rolling order book to $35.0 million at year-end, up 54% from the 2009 level.

2011 Business Outlook

Ballard’s 2011 outlook builds on the Company’s strong 2010 results, which were delivered after a transformation initiated in 2008 that:

•	Changed strategic focus from automotive fuel cell research and development programs, to commercial markets for clean energy, fuel cell products;

•	Fundamentally re-set the cost base; and

•	Strengthened the liquidity position through three key transactions.

Ballard will continue to aggressively focus on growth and profitability in 2011, with three over-arching priorities that will be reported on each quarter:

•	Significant revenue growth through execution of its multi-market fuel cell product strategy;

•	Maintenance of the cash operating cost base at current run-rate of approximately $40 million; and

•	Continued improvement in gross margin towards its 30-35% target.

Ballard has issued the following guidance for 2011:

•	Growth in revenue in excess of 30%; and

•	Improvement in Adjusted EBITDA[1] in excess of 40%.

2010 Financial Highlights

(Millions of U.S. dollars)	Three months ended December 31,			Twelve months ended December 31,
	2010	2009	% Improvement	2010	2009	% Improvement
GROWTH
Revenue:
Fuel Cell Products	$13.4	$7.7	74%	$32.8	$24.1	36%
Contract Automotive	3.4	4.5	-24%	11.2	9.2	22%
Material Products	4.3	4.3	0%	21.0	13.4	57%

Total Revenue	$21.1	$16.5	28%	$65.0	$46.7	39%

Fuel Cell Stack Shipments* (units)	1,119	551	103%	3,014	1,476	104%

12-Month Rolling Order Book				$35.0	$22.7	54%

PROFITABILITY

Gross Margin	24%	14%		16%	13%

Adjusted EBITDA[1]	($3.1)	($6.4)	52%	($26.0)	($39.0)	33%

Cash Flow from Operations	$2.0	$1.6	25%	($29.3)	($27.0)	-9%

LIQUIDITY

Cash Reserves				$74.4	$82.2	-9%

* Total fuel cell stack shipments, including backup power, distributed generation, material handling, bus and automotive applications.

Endnotes:
1 EBITDA and Adjusted EBITDA are non-GAAP measures used to assist in assessing Ballard’s financial performance and liquidity. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. EBITDA measures net loss attributable to Ballard Power Systems Inc. after excluding interest expense, income taxes expense, depreciation of property, plant and equipment, amortization of intangible assets and goodwill impairment charges. Adjusted EBITDA measures EBITDA adjusted for stock-based compensation, investment and other income, transactional gains and losses and acquisition costs. EBITDA and Adjusted EBITDA include the impact attributable to Ballard’s controlling interest in Dantherm Power. Ballard believes that EBITDA and Adjusted EBITDA assist investors in assessing actual and future performance. For a reconciliation of EBITDA and Adjusted EBITDA to the Consolidated Financial Statements, please refer to Ballard’s Management’s Discussion & Analysis, which is scheduled to be released in early March 2011.

Conference Call
Ballard will hold a conference call on Wednesday, February 2, 2011 at 8:00 a.m. PST (11:00 a.m. EST) to review preliminary 2010 results and 2011 outlook. The live call can be accessed by dialing +1.604.638.5340. Alternatively, a live audio webcast can be accessed through a link on Ballard’s homepage (www.ballard.com). Following the call, the audio webcast will be archived in the Investor Events & Conference Calls section of Ballard’s website.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements, including estimated revenue and cash flow from operations for 2010; and business outlook for 2011, including estimated revenue, operating costs, Adjusted EBITDA and gross margins; which are provided to enable external stakeholders to understand Ballard’s expectations as at the date of this release and may not be appropriate for other purposes. These forward-looking statements are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such assumptions relate to Ballard’s financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand, and include matters such as generating new sales, producing, delivering and selling the expected number of units, and controlling its costs. These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including, without limitation, the condition of the global economy, the rate of mass adoption of its products, product development delays, changing environmental regulations, its ability to attract and retain business partners and customers, its access to funding, increased competition, its ability to protect its intellectual property, changes in its customers’ requirements, foreign exchange impacts on its net monetary assets and its ability to provide the capital required for product development, operations and marketing. For a detailed discussion of these risk factors and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information
Public Relations: Guy McAree, +1.604.412.7919, media@ballard.com
Investor Relations: Lori Rozali, +1.604.412.3195, investors@ballard.com